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April 3, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	First United Corporation (“First United”, “FUNC” or the “Company”) PREC14A filed by Driver Management Company LLC (“Driver”), et al. (the “Proxy Statement”) Filed March 26, 2020 File No. 000-14237

Dear Mr. Panos:

We acknowledge receipt of the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 26, 2020 (the “Staff Letter”), regarding the above-referenced matter. We have reviewed the Staff Letter with Driver and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meaning ascribed to them in the above referenced Proxy Statement.

Preliminary Proxy Statement filed under cover of Schedule 14A

General

1.	Please refer to the following statement appearing on page two: “[a]s of the date hereof”, the participants beneficially owned 366,212 shares of Common Stock. Assuming that the term “hereof” as used in this context relates to the approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us, with a view toward revised disclosure, how this amount will be affirmed.

Driver acknowledges the Staff’s comment and notes that, in Driver’s revised preliminary proxy statement filed with the SEC on April 3, 2020 (the “Revised Proxy Statement”), Driver has revised this disclosure to state that the amount of shares of Common Stock beneficially owned by the participants is as of April 3, 2020.

2.	Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

Driver acknowledges the Staff’s comment and advises the Staff that it does not currently intend to distribute its definitive proxy statement prior to the Company’s distribution of its own definitive proxy statement; provided, however, that if Driver distributes its definitive proxy statement prior to the Company distributing its definitive proxy statement, Driver understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its definitive proxy statement after the information has been made public by the Company in order to mitigate such risk.

Voting and Proxy Procedures, page 40

3.	The participants’ position with respect to how shares will be voted on the second proposal is indeterminable and thus inconsistent with the requirements specified within Rule 14a- 4(b)(1). To the extent the participants intend to use the discretionary authority to vote uninstructed proxy cards under that rule provision, “the form of proxy [must] state[ ] in bold-face type how [the participants] intend[ ] to vote the shares…” Please revise.

Driver acknowledges the Staff’s comment and has revised this disclosure to clearly specify on the form of proxy in bold-face type how it intends to vote on the second proposal. Please see page 40 of the Revised Proxy Statement.

Incorporation by Reference, page 44

4.	Rule 14a-5(c) permits information to be omitted if a clear reference is made to the document containing such information. The information is not “incorporated by reference” as the title to this section indicates. Please revise, especially given that Instruction D to Schedule 14A governs incorporation by reference. In addition, due to need for the participants to comply with Rule 14a-3(a)(1), please disclose the specific line items within Schedule 14A the participants have seemingly sought to satisfy by referencing First United’s proxy statement through ostensible reliance upon Rule 14a-5(c).

Driver acknowledges the Staff’s comment and has revised this disclosure accordingly. The section heading has been revised to “CERTAIN ADDITIONAL INFORMATION” and the disclosure now provides:

“WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.”

Please see page 44 of the Revised Proxy Statement. On a supplemental basis, Driver advises the Staff that it is referring to the Company’s proxy statement with respect to Item 7 (Directors and executive officers), Item 8 (Compensation of directors and executive officers) and Item 9 (Independent public accountants) of Schedule 14A, notwithstanding that the instructions to (i) Item 7 provide “If, however, the solicitation is made on behalf of persons other than the registrant, the information required need be furnished only as to nominees of the persons making the solicitation,” (ii) Item 8 provide “However, if the solicitation is made on behalf of persons other than the registrant, the information required need be furnished only as to nominees of the persons making the solicitation and associates of such nominees,” and (iii) Item 9 provide “If the solicitation is made on behalf of the registrant…” for purposes of disclosure.

Form of Proxy

5.	Please refer to the following representation: “DRIVER [MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3]”. To the extent that the participants intend to exercise discretionary authority under Rule 14a-4(b)(1) with respect to proposals two and three, please advise us why the participants appear to be contemplating a recommendation with respect to each of those proposals. Notwithstanding the placeholders within the brackets, other disclosure suggests that the participants have reserved the right to vote “For” the third proposal and might vote “For” the second as well if a choice has not been specified on the form of proxy. As an indication that the proxy would be voted “For” either of these proposals could be interpreted as a recommendation to vote in favor of such proposals, please revise to remove this implication even if the disclosure is now tentative.

Driver acknowledges the Staff’s comment and has revised this disclosure accordingly. Please see the form of proxy in the Revised Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

cc:	J. Abbott R. Cooper, Driver Management Company LLC